SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Amendment No. 17

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

260174107
(CUSIP Number)

Mario Cibelli, c/o Cibelli Capital Management, L.L.C. 110 East 42ND Street, Suite 1100, New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario Cibelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC, PN

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,935,005

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,935,005

10.	SHARES DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,935,005

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.22%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cibelli Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,792,980

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,792,980

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,792,980

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.44%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marathon Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,792,980

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,792,980

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,792,980

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.44%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 260174107

Item 1.  Security and Issuer.

The name of the issuer is Dover Motorsports, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1131 North DuPont Highway, Dover, Delaware, 19901. This Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (the "Shares").

Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 110 East 42ND Street, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF").  Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 2,935,005 Shares, and MP and CCM may be deemed to beneficially own 2,792,980 Shares. The Shares are held by MP, MFF, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 1,600 Shares; Mario Cibelli C/F G. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F L.  Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F C. Cibelli UTMA: 700 Shares; Mario Cibelli Simple IRA: 2,000; The total cost for the Shares held by Mr. Cibelli is $40,851.76.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction.

On November 25, 2009, the Reporting Persons submitted a stockholder proposal to the Secretary of the Issuer, seeking to amend the Bylaws of the Issuer to eliminate the transferability restrictions of the Issuer’s Class A Common Stock, attached hereto as Exhibit 99.2.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 2,935,005 Shares, constituting 16.22% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 2,792,980 Shares, constituting 15.44% of the Shares of the Issuer, in each case based upon the 18,093,166 Common Shares outstanding as of October 30, 2009, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,935,005 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 2,792,980 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.
The 2,935,005 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to November 25, 2009 is filed herewith as Exhibit 99.1.

A copy of the stockholder proposal is filed herewith as Exhibit 99.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2009
(Date)

/s/ Mario Cibelli*
Mario Cibelli

MARATHON PARTNERS, L.P.
By its General Partner Cibelli Capital Management, L.L.C.

/s/ Mario Cibelli*
By: Mario Cibelli
Title: Managing Member

CIBELLI CAPITAL MANAGEMENT, L.L.C.

/s/ Mario Cibelli*
Title: Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

Transactions in the Shares

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Date of Transaction	Number of Shares Purchased/(SOLD)	Price Per Share

NO TRANSACTIONS

Exhibit 99.2

Via Facsimile and First Class Mail

November 25, 2009

Mr. Klaus M. Belohoubek
Senior Vice President - General Counsel and Secretary
Dover Motorsports, Inc.
Concord Plaza, 3505 Silverside Road
Plaza Centre Bldg., Suite 203
Wilmington, DE  19810

Dear Mr. Belohoubek:

Enclosed is a copy of a stockholder proposal which we plan to present to Dover Motorsports Inc.’s (“the Company”) stockholders for a vote at the Company’s 2010 Annual Meeting of Stockholders.  The proposal seeks to amend the Bylaws of Dover Motorsports, Inc.  We respectfully request that you include the proposal in Dover Motorsports Inc.’s proxy statement to be mailed to stockholders next year.

As of November 25, 2009, I may be deemed to beneficially own 2,935,005 shares of common stock of Dover Motorsports, Inc.  Of those, 2,893,005 shares are reflected on the Company’s share ledger as follows:  Cede & Co., c/o The Depository Trust Company, 55 Water Street, 50th Floor, New York, New York, 10041.  We have continuously held more than $2,000 in market value, or 1% of the Company’s securities as required by Rule 14a-8 of the Securities Exchange Act of 1934.  We refer you to the attached Form 13D/A filing dated November 23, 2009, as well as the filings which have been filed with the Securities and Exchange Commission over the past twelve months.  In addition, we intend to continue to hold the shares through the annual meeting date.

Should you have any questions, please contact me.  Thank you for your cooperation.

Sincerely,

Mario D. Cibelli
Managing Member

Enclosure

SHAREHOLDER PROPOSAL

RESOLVED, that Section 8.7 (Restrictions on Transfer of Class A Common Stock) of the Bylaws of Dover Motorsports, Inc. (“Company”) is repealed in its entirety; and further, the following new section of the Bylaws is adopted:

Section 8.7   Restrictions on Transfer of Stock

(a)           The Company may not impose any restrictions on the lawful sale, transfer or disposal of any class of its stock or amend this section other than by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

(b)           The Company shall upon request replace certificates of shares bearing legends referring to repealed or otherwise invalid Bylaw provisions.

PROPONENT’S SUPPORTING STATEMENT:  The proponent, a holder of over 2.9 million shares of Common Stock of Dover Motorsports, believes that every shareholder should be able to freely sell, transfer or dispose of any class of Company stock as permitted by law.

Presently, the Company Bylaws prohibit shares of Class A Common Stock to be sold, disposed of, or transferred to anyone other than existing Class A shareholders or members of their immediate family.

We do not believe the existing restrictions on the Class A Common Stock are fair to either existing Class A holders or prospective buyers of Class A shares, as these restrictions regarding transferability could serve to impair the value of those shares.  Class A shares that have less restrictive sale, transfer or disposal provisions would inherently have more value.  Removing transferability restrictions would allow outside investors, including institutional investors, to accumulate shares in the Class A Common Stock.

In addition, we do not believe the current restrictions serve any apparent corporate purpose or benefit to shareholders.

We urge all stockholders to vote FOR this proposal.

SK 03366 0001 1051562